Sidley Austin LLP 1000 Louisiana Street Suite 5900 Houston, TX 77002 +1 713 495 4500 +1 713 495 7799 Fax AMERICA ● ASIA PACIFIC ● EUROPE

December 3, 2021

Via EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Kathryn Jacobson; Robert Littlepage
Alexandra Barone; Joshua Shainess

Re:	TradeUP Global Corporation
Registration Statement on Form F-4
Filed October 22, 2021
File No. 333-260418

Ladies and Gentlemen:

On behalf of TradeUP Global Corporation, a Cayman Islands exempted company (the “Company”), set forth below are the responses of the Company, to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter dated November 18, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form F-4 filed by the Company on October 22, 2021 (File No. 333-260418) (the “Registration Statement”).

For the convenience of the Staff’s review, the Company has set forth below the comments contained in the Comment Letter, followed by the Company’s responses. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Concurrently with this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes revisions to the Registration Statement in response to the Staff’s comments thereto. The Company is also sending to the Staff’s attention for its convenience a copy of this letter, together with a marked copy of Amendment No. 1 showing changes to the Registration Statement.

Sidley Austin (TX) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

U.S. Securities & Exchange Commission

December 3, 2021

Registration Statement on Form F-4 filed October 22, 2021

Cover Page

1.	We note that the target company has significant operations in China. Please disclose this prominently on the prospectus cover page. Your disclosure also should describe the legal and operational risks associated with acquiring a company that does business in China. Your disclosure should make clear whether these risks could result in a material change in your or the target company’s post-combination operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response

We have provided additional disclosures on the cover page of the proxy statement/prospectus noting that the target company (“SAI”) has historically conducted operations in the People’s Republic of China (the “PRC”), but that SAI’s current operations in the PRC, including revenues and cash flows derived from such operations, are not expected to be material. We have also included disclosures regarding the legal and operational risks given the current limited scope of operations in China. The disclosure clarifies whether these risks could result in a material change in the Company’s or the SAI’s post-combination operations and/or the value of the Company’s ordinary shares. It further clarifies whether these risks could result in a material change that could significantly limit or completely hinder the Company’s ability to offer—or continue to offer—securities to investors and cause the value of such securities to significantly decline or be worthless. We have provided disclosures addressing how recent statements and regulatory actions by China’s government, such as those related to data security and anti-monopoly concerns, have impacted or may impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. The prospectus summary has been revised to address, among other matters, the risks highlighted on the prospectus cover page. See “Summary – Summary of Risk Factors – Risks Related to China on pages 41-42 and “Risk Factors – Risks Related to China” and “Risk Factors – Risks Related to Doing Business in China on pages 77 and 80, respectively.

2.	We note your disclosure on page 213 that “as a Cayman exempted and offshore holding company, SAI is permitted under PRC laws and regulations to provide funding to its wholly foreign-owned subsidiary in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, SAI’s wholly foreign-owned subsidiary in China may provide Renminbi funding to its consolidated VIE only through entrusted loans.” Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through the target company’s organization and state whether any transfers, dividends, or distributions have been made to date. Similarly, please expand your disclosure in the prospectus summary to provide a clear description of how cash is transferred through the target company’s organization. Quantify any cash flows and transfers of other assets by type that have occurred between the target company and its subsidiaries, and the direction of the transfer. Quantify any dividends or distributions that a subsidiary has made to the target company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and the target company’s ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on the target company’s ability to distribute earnings from its businesses to the parent company and U.S. investors.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures on (i) the Cover Page and (ii) the Summary section under the subsection “SAITECH Limited – Dividends and Distributions” on page 21 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities & Exchange Commission

December 3, 2021

Questions and Answers

Did the TradeUP Board or a committee thereof obtain a third-party valuation or fairness opinion in determining whether or not to proceed..., page 11

3.	Revise to caution shareholders that the Duff & Phelps fairness opinion opines on the fairness of the transaction to TradeUP, as opposed to only those shareholders unaffiliated with the sponsor or its affiliates.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of Amendment No. 1.

4.	In your summary of risk factors, highlight the risks that acquiring a company with substantial operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in companies with substantial operations in China, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over foreign investment in companies with substantial operations in China could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures in (i) the “Summary of Risk Factors” on page 40 and (ii) the “Risk Factors” section on pages 77 to 88 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities & Exchange Commission

December 3, 2021

5.	Disclose each permission that SAI is required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether SAI or its subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures in the “Risk Factors” section on page 88 of Amendment No. 1 to address the Staff’s comment.

6.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures in the “Risk Factors” section on page 78 of Amendment No. 1 to address the Staff’s comment.

7.	Please disclose whether SAI is required to obtain any approvals to offer securities to foreign investors, whether it received such approvals and the consequences to you and your investors if SAI does not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and SAI is required to obtain approval in the future.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures in the “Risk Factors” section on page 81 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities & Exchange Commission

December 3, 2021

Impact of the Business Combination on New SAI’s Public Float, page 30

8.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders and warrants retained by redeeming shareholders, at each redemption level, including any needed assumptions.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 30-31 of Amendment No. 1.

Reasons for the TradeUP Board Approval of the Business Combination Valuation supported by financial analysis and due diligence, page 33

9.	Revise to specify the due diligence that TradeUP management, the TradeUP Board, financial advisor and legal counsel conducted in connection with the valuation analysis.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 35-36 and 136-137 of Amendment No. 1.

10.	Prominently disclose that the parties considered the proposed transaction a related party transaction, and that the Audit Committee decided to obtain the fairness opinion because of these related party implications.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 37 and 138 of Amendment No. 1.

Risk Factors, page 45

11.	Given the Chinese government’s significant oversight and discretion over the conduct of the target company’s business, please revise to separately highlight the risk that the Chinese government may intervene or influence your target company’s operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures in the “Summary” section on pages 41-42 and the “Risk Factors” section on pages 77 to 88 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities & Exchange Commission

December 3, 2021

12.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your target company’s business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures in the “Risk Factors” section on pages 85-86 of Amendment No. 1 to address the Staff’s comment.

13.	We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your target company’s auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures in the “Risk Factors” section on pages 79-80 of Amendment No. 1 to address the Staff’s comment.

14.	Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures in the “Risk Factors” section on page 78 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities & Exchange Commission

December 3, 2021

Risks Related to SAI’s Business, Industry and Operations Our business is dependent on a small number..., page 48

15.	You disclose on page 48 that SAI depends on a small number of digital asset mining equipment suppliers such as Bitmain Technologies, Ltd. Please disclose the material terms of SAI’s agreement with this supplier as well as any other suppliers SAI is dependent upon. Also, file any contracts with the supplier as exhibits or tell us why this is not required.

Response

The risk factors disclosure that the business, not SAI, is dependent on digital asset suppliers. SAI’s customers who own mining machines, and SAI in the future to the extent it owns and mines for its own account, have limited options on alternative suppliers for digital asset mining machine equipment. SAI does not have any existing contracts with such suppliers on which it is either dependent or are not made in the ordinary course of business. In accordance with Regulation S-K Item 601, the Company notes that it would also not be required to file contracts made in the ordinary course of business.

Risks Related to TradeUP and the Business Combination, page 82

16.	Please highlight the risk that the Sponsor will benefit from the completion of a Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 91-92 of Amendment No. 1.

17.	Disclose the material risks to unaffiliated investors presented by taking the target company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 102 of Amendment No. 1.

U.S. Securities & Exchange Commission

December 3, 2021

Proposal 1 - The Business Combination Proposal

Certain Unaudited Projected Financial Information of SAI, page 131

18.	We note you have provided more than three years of financial projections. Given your limited operating history, please explain how it is reasonable to project this information out through 2026.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures in the “Certain Unaudited Projected Financial Information of SAI” section on page 139 of Amendment No. 1 to address the Staff’s comment.

19.	We note that the projections are based on numerous variables and assumptions, including economic, market and operational assumptions, and that certain assumptions are derived from what SAI’s management “then believed to be potentially achievable.” Describe what is meant by “potentially achievable” and whether SAI’s management opined on the likelihood of certain of these assumptions coming to fruition. Additionally, disclose any specific assumptions about growth rates that were used to prepare the projections.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 141 of Amendment No. 1 to remove “potentially achievable” and replace it with “best estimates.” The Company has additionally revised its disclosures on pages 140 and 141 to address the Staff’s comment regarding growth rates.

20.	Provide us with the legal basis for the disclaimer on page 132 of “any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date the projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.” Refer generally to Item 10(b)(3)(iii) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and respectfully submits that it is aware of its responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding its financial condition, and that its responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis as set forth in Item 10(b)(3)(iii) of Regulation S-K. Additionally, the Company has revised the disclosure on page 140 of Amendment No. 1 in response to the Staff’s comment.

U.S. Securities & Exchange Commission

December 3, 2021

U.S. Federal Income Tax Considerations, page 144

21.	We note your disclosure that there should be no material U.S. federal income tax consequences to U.S. Holders of New SAI Class A ordinary shares and warrants as a result of the Business Combination. Please file a tax opinion as an exhibit to the filing in support of this conclusion. If you cannot give a “will” opinion, please discuss the facts or circumstances resulting in this uncertainty, the degree of uncertainty, and add appropriate risk factor disclosure addressing the risk to investors regarding uncertain tax treatment. For guidance, see Section III.C.4 of Staff Legal Bulletin No. 19.

Response

The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 144 and 145 of the Amendment No. 1 to the Registration Statement in response to the Staff’s comment. The Company further respectfully advises the Staff that it has included the form of opinion of Sidley Austin LLP as Exhibit 8.1 to the Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information Accounting for the Business Combination, page 163

22.	Refer to the table on page 164. With a view towards clarifying disclosure, please tell us how you calculated the number of TradeUP shares issued in merger to SAI Shareholders.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 171 and 172 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Balance Sheet As of June 30, 2021, page 165

23.	In light of the timing differences between the transactions, please include a separate column to depict the de-consolidation of Beijing SAI and the subsequent transfer of its assets and liabilities to your Company, with related explanatory footnotes. Refer to Article 11-01(a)(4) of Regulation S-X.

Response

The Company acknowledges the Staff’s comment and has revised its disclosures on the Unaudited Pro Forma Condensed Combined Balance Sheet table on pages 174 and 175 to depict the deconsolidation of Bejing SAI and the transfer of its assets and liability.

We have additionally included the following as Footnote 3 to the table:  SAI terminated the VIE agreements with Beijing SAI and its shareholders on August 30, 2021, resulting in SAI deconsolidating Beijing SAI’s net assets as of August 30, 2021. According to the termination agreement, Beijing SAI shall collect its current assets and repay its liabilities as well as sell its non-current assets at carrying value to SAI. It will then repatriate its net assets to the shareholders of Beijing SAI within three months. Additionally, based on the agreement, when the shareholders of Beijing SAI receive the net assets, they will return to SAI the equivalent to the effect of the disposal of an investment in a subsidiary at carrying value by SAI. As of November 30, 2021 Beijing SAI has distributed its net assets to SAI.

U.S. Securities & Exchange Commission

December 3, 2021

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 170

24.	Please include a footnote regarding a revised estimate of your effective income tax rate based on your tax jurisdictions overseas following your migration.

Response

The Company acknowledges the Staff’s comment and has revised its disclosures on page 175, in Footnote 5, to address the Staff’s comment. The revised estimate of our effective income tax rate on our tax jurisdictions, following the migration, are nil, 17% and 8.25% for the Republic of Kazakhstan, Singapore, and Hong Kong, respectively.

25.	Refer to the CEO and CFO Employment Agreements entered into concurrent with your business combination agreement (page 28). Please tell how you considered giving pro forma effect to the cost of these agreements.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the employment agreements entered into with the CEO and CFO, concurrently with the business combination agreement, are not effective until the consummation of the business combination. We do not believe it is necessary to give pro forma effect to the cost of these agreements, as the compensation amounts provided under such agreements are also materially consistent with the compensation currently paid to the CEO and CFO of SAI.

26.	Please tell us how you considered giving pro forma effect to the following transactions:

●	the issuance of 9,864,312 Series Pre-A Preferred Shares;
·
●	the acquisition of Nanjing Suan Neng Wu Xian Ltd. (“Nanjing SuanNeng”); and
·
●	the grant of fully vested 8,979,600 restricted Class A Ordinary Shares to Make World Better Limited.

Response

The Company acknowledges the Staff’s comment and has revised its disclosures on the “Unaudited Pro Forma Condensed Combined Balance Sheet As of June 30, 2021” section on pages 174 and 175 to address the Staff’s comment. Additionally with regards to each of the transactions noted above, the Company notes the following pro forma effect for each transaction, respectively:

●	The issuance of 9,864,312 Series Pre-A Preferred Shares has been included in the mezzanine equity row in ” Unaudited Pro Forma Condensed Combined Balance Sheet As of June 30, 2021” section, and has been fully transferred to Class A Ordinary Shares of the combined entity as adjustment 5 to pro forma condensed combined balance sheet on pages 174-5;

U.S. Securities & Exchange Commission

December 3, 2021

●	The acquisition of Nanjing Suan Neng Wu Xian Ltd. (“Nanjing SuanNeng”) occurred on August 9, 2021 and was not made in connection with the business combination. In addition, the Company has performed significant tests including an asset test, investment tests, and an income test in accordance with Regulation S-X 3-05 and 8-04, by comparing the most recent pre-acquisition annual financial statements of Nanjing SuanNeng to SAI’s pre-acquisition consolidated financial statements (as filed with SEC) and noted that the test results show that the acquisition is not significant.

●	The grant of fully vested 8,979,600 restricted Class A Ordinary Shares to Make World Better Limited, an affiliate of a consultant to SAI, occurred after June 30, 2021 and was not made in connection with the business combination. However, even if the fully vested 8,979,600 restricted Class A Ordinary Shares were to be included in the pro forma balance sheet, the aggregate number of New SAI Class A Ordinary Shares, as reflected in the balance sheet on a pro forma basis, would not be affected by this issuance, as the aggregate merger consideration is already reflected in the pro forma financial and share information.

Permitted Purchases of our Securities, page 173

27.	The disclosure indicates that the Sponsor, directors, officers, or any of their affiliates may purchase Class A ordinary shares in privately negotiated transactions or in the open market prior to completion of the Business Combination. Explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act.

Response

Such purchases of TradeUP Class A ordinary shares by the Sponsor, directors, officers or their affiliates would be made either (i) other than in a tender offer, or (ii) if in a tender offer, in compliance with applicable tender offer rules. Assuming no tender offer for TradeUP Class A ordinary shares was being conducted, Rule 14e-5 under the Exchange Act would not be applicable to such purchases. The Company acknowledges that Rule 14e-5 would be applicable to purchases of the SAI Class A ordinary shares pending the current exchange offer for such securities being made by the Company in the Business Combination; however, the TradeUP Class A ordinary shares are not “subject securities” for purposes of Rule 14e-5 in connection with the Business Combination.

U.S. Securities & Exchange Commission

December 3, 2021

SAI’s Business

Business Overview, page 185

28.	We note the discussion of SAI’s participation in global carbon neutrality focused organizations on page 195. Disclose whether these activities carry any legal significance or constitute binding commitments.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures in the “SAI’s Business” section on page 205 of Amendment No. 1 to address the Staff’s comment.

29.	With respect to any claims throughout your registration statement and in your Forms 425 regarding your ESG initiatives or commitment to carbon neutrality, please revise to disclose the factual basis for such claims or remove them from your prospectus. You should also provide more detail as to the current status or attainability of each such claim. Examples include:

●	“SAI is an ESG champion of the industry.”

●	SAI’s “commitment to pay carbon tax for non-clean bitcoins.”

●	“SAI...is committed to long-term carbon neutrality.”

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures in the “SAI’s Business” Section on pages 203 and 204 of Amendment No. 1 and amended its Forms 425, as applicable, to address the Staff’s comment.

30.	We note your references to SAI’s operating statistics collected from the pilot sites, “which SAI believes proves that SAI’s heating cabinet can functionally replace many traditional heating boilers that burn coal and natural gas, and most electric heating boilers in the market.” Please disclose or provide a summary of the operating data from the pilot programs and explain how the data was collected.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures in the “SAI’s Business” Section on page 194 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities & Exchange Commission

December 3, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 212

31.	As indicated on page 214, SAI estimates that its capital expenditures will increase moderately in the following two or three years to support the expected growth of its business. If reasonably estimable, please disclose your estimated capital expenditures in the following two to three years in connection with your migration overseas and the build- out of new data centers for hosting and self-mining.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures in the “Capital Expenditures” subsection on page 224 of Amendment No. 1 to address the Staff’s comment.

SAI Tech Limited

Consolidated Statements of Operations and Comprehensive (Loss)/ Income, page F-32

32.	Separately disclose on the face of the consolidated Statements of Operations the cost of tangible goods sold and cost of services pursuant to Rule 5-03.2 of Regulation S-X. Further comply with this comment in your presentation of unaudited condensed consolidated Statements of Operations on page F-62.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures in SAI’s Consolidated Statement of Operations on pages F-39 and F-67 of Amendment No. 1 to address the Staff’s comment.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies Segment Reporting, page F-46

34.	Please disclose hereunder or in a separate segment note such information required pursuant to ASC 280-10-50-41.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures on page F-51 to address the Staff’s comment.

U.S. Securities & Exchange Commission

December 3, 2021

8. Redeemable Preferred Shares, page F-72

35.	Please state in this note the number of authorized redeemable preferred shares and changes in the number of shares for each issue for each period presented. Refer to Rule 5- 02-27(b) and (c) of Regulation S-X.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures on Note 7 of the SAI’s Notes to Financial Statements on page F-51 of Amendment No. 1 to address the Staff’s comment.

36.	Please make clear how your (warrant) commitment agreement to issue 9,864,312 Series Pre-A Preferred Shares to three shareholders holding a total 7.99% equity interest of Beijing Sai was given effect in the financial statements. We note your statement on page F-65 that the underlying shares “should be included in the mezzanine shares outstanding as of June 30, 2021.”

Response

The Company acknowledges the Staff’s comment and advises the Staff that (i) it has revised its disclosures on page F-43 to address the Staff’s comment and (ii) the exercise price of warrants to purchase the Series Pre-A Preferred Shares is equivalent to the amount that those investors already invested in Beijing SAI in RMB. Such purchase price will be paid to SAI in US Dollar, while the original investment in RMB will be withdrawn from Beijing SAI. The issuance of warrants is a transitional measure to wait for these investors to complete their outbound direct investment filing and relevant approval under the PRC laws (the “ODI Approvals”), while securing their rights as the Pre-A Preferred Shareholders after SAI’s reorganization at its Cayman holding company level. As of the date of this response letter, the Pre-A Preferred Shareholders have obtained the ODI Approvals and the warrants have been exercised.

From the perspective of the consolidated financial statements, SAI does not obtain any cash or assets, transfer any cash or assets, nor settle its obligations on unfavorable terms. The warrants do not meet the definition of a financial instrument as defined in the Glossary in ASC 480-10-20. The substance of the warrants is a commitment letter to make sure the investors’ holdings in SAI remain unchanged during any reorganization so that the investors become direct investors in SAI after obtaining certain administrative approvals and withdrawing their investment in Beijing SAI in the same amount. Thus, SAI believes the warrant purchase agreement between SAI and the investors is a commitment rather than a financial instrument. As such, the warrants are recorded as mezzanine shares outstanding as of June 30, 2021, in SAI’s balance sheet, as if the Series Pre-A Preferred Shares were issued as of the date the Pre-A Preferred Shareholders invested in Beijing SAI.

U.S. Securities & Exchange Commission

December 3, 2021

SAITECH Limited

Notes to Unaudited Condensed Combined Consolidated Financial Statements 15. Subsequent Events, page F-76

37.	Please disclose the terms of your acquisition of Nanjing Suan Neng Wu Xian Ltd.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has attached as “Exhibit A” a translated copy of the Equity Transfer Agreement for Nanjing Suan Neng Wu Xian Ltd., which discloses the terms of the acquisition. The Company has additionally revised its disclosures on Note 14 (Subsequent Events) and Note 15 (Subsequent Events) on pages F-63 and F-81, respectively, to address the Staff’s comment.

*   *   *   *   *

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (713) 495-4500.

Very truly yours,

/s/ David C Buck

David C. Buck

cc:	Lei Huang, TradeUP Global Corporation
Michael J. Blankenship, Winston & Strawn LLP